May 29, 2024
VIA EDGAR

Aisha Adegbuyi
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request for Eagle Bancorp, Inc.

Registration Statement on Form S-3
File No. 333-279167

Dear Ms. Adegbuyi,
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-279167), of Eagle Bancorp, Inc. (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on May 31, 2024, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sullivan & Cromwell LLP, by calling Benjamin H. Weiner at (202) 956-7574.

Thank you for your assistance in this matter.

Very truly yours,

By:	/s/ Paul Saltzman
	Name:	Paul Saltzman
	Title:	Executive Vice President, Chief Legal Officer

Eagle Bancorp, Inc.
7830 Old Georgetown Road, 3rd Floor, Bethesda, MD 20814